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                          November 3, 2021

       Leo Greenstein
       Chief Financial Officer
       Tarsus Pharmaceuticals, Inc.
       15440 Laguna Canyon Road, Suite 160
       Irvine, California 92618

                                                        Re: Tarsus
Pharmaceuticals, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed on November
1, 2021
                                                            File No. 333-260665

       Dear Mr. Greenstein:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Conlon
Danberg at (202) 551-4461 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Ryan J. Gunderson, Esq.